Supplementary Announcement of the acquisition of PIMCO GIS Diversified Income Fund

Date of events: 2013/05/03

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): PIMCO GIS Diversified Income Fund

2.	Date of occurrence of the event:2013/01/10~2013/05/03

3.	Volume, unit price, and total monetary amount of the transaction: Volume: 828,586.259 Units; Unit price: US$14.29~ US$14.69; Total transaction amount: NT$351.954 million (US$12 million).

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Allianz Global Investors Hong Kong Limited; Relationship: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One-time payment in cashGRestrictive covenants in the contract: None; Other important stipulations: None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The price was based on the fund’s NAV declared by the fund management companyGThe decision-making department was classified according to the Company’s authorization levels.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Volume: 1,812,986.36 units; AmountFNT$699,406,138 (US$24,060,541); Shareholding percentageF0.2%; Status of any restriction of rights (e.g. pledges): None

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 8.2% of total assets; 9.63% of total stockholders’ equity; NT$36,176.598 million.

13.	Broker and broker's fee :None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment.

15.	Net worth per share of company underlying securities acquired or disposed of: NT$434.08

16.	Do the directors have any objection to the present transaction? : No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : No

18.	Any other matters that need to be specified: This announcement was made pursuant to Article 31 due to NAV and related numbers in original announcement (5/3) are different from actual numbers.